UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934


                           For the month of July 2003


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X    Form 40-F
                                       ---            ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                      information contained in this form is
                           also thereby furnishing the
                               information to the
                           Commission pursuant to Rule
                               12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes        No X
                                     ---       ---

For further information, please contact:                            31 July 2003
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

                                     DE RIGO
            announces sales results for the first six months of 2003

De Rigo S.p.A. (NYSE: DER) posted net sales of EUR 273.4 m(1) in the six months ended June 30, 2003, a 0.3% decrease as compared with the same period last year. Overall sales were negatively affected by the appreciation of the Euro against other currencies, particularly with regard to the translation into Euro of sales made in Pounds Sterling, Japanese Yen and Hong Kong Dollars. When calculated on a constant exchange rate basis(2), De Rigo's consolidated net sales increased by 4.6%, notwithstanding a generally weak market for eyewear.



Highlights of the Group's unaudited sales results for the first six months of 2003 include:

o    Consolidated net sales amounted to EUR 273.4 m, as compared with EUR
     274.1 m posted during the same period last year.
o Wholesale & manufacturing sales amounted to EUR 79.9 m, a decrease of 5.1% as compared with EUR 84.2 m posted during the first half of last year, primarily reflecting softer sales results in certain European markets and lower sales to Eyewear International Distribution ("EID"), De Rigo's former joint venture with the Prada Group. Foreign currency translation differences accounted for a decrease of 1.8% in the total figure.
o    Sales through retail companies decreased by 1.5% to EUR 182.6 m from EUR
     185.3 m during the same period last year. When calculated on a constant exchange rate basis, sales through the retail companies increased by 5.0%.
o Sales through EID, the former joint venture with the Prada Group, amounted to EUR 19.8 m in the first six months of 2003, an increase of 32.0% over the EUR 15.0 m recorded during the first six months of 2002. As previously announced, on July 23, 2003, De Rigo sold its 51% interest in EID to the Prada Group; the cash proceeds received by the Group in connection with the termination of the joint venture amounted to EUR 8.4 m. This figure excludes trade receivables and intercompany loans outstanding as of the date of the sale, most part of which EID also paid in full to De Rigo. EID's license with the Prada Group was scheduled to expire in September 2005.

--------------------
(1) The Group reports its results in Euro. On July 30th, 2003, the Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 = USD
1.142. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy.

(2) For more details on these currency effects, including a reconciliation of the constant exchange rate results to the Group's GAAP sales results, see the tables on page 2 of this release.



In this release, De Rigo is reporting net sales and revenues on a consolidated basis, as well as sales for each of its three principal business segments during the periods under review: wholesale & manufacturing, retail and EID (following De Rigo's sale of its majority interest in July, EID will be no longer a business segment). In calculating its consolidated net sales and revenues, De Rigo has eliminated intercompany sales among the Group's business segments, as detailed in the following table:

NET SALES BY BUSINESS SEGMENT (Euro in millions)

                                   ----------------------------------------------------------------------------
                                     1H 2002     1H 2003                  1H 2003        1H 2003
                                    Reported    Reported   % change      Effect of       Sales at    % change
                                      sales       sales               application of     constant
                                                                         constant        exchange
                                                                      exchange rates      rates
                                                                                       (Non-GAAP)(3)
                                  ----------------------------------------------------------------------------
Wholesale & Manufacturing               84.2        79.9      -5.1%          1.5           81.4         -3.3%
Retail                                 185.3       182.6      -1.5%         11.9          194.5         +5.0%
         - D&A                         122.1       116.5      -4.6%         11.9          128.4         +5.2%
         - GO                           63.2        66.1      +4.6%          0.0           66.1         +4.6%
EID                                     15.0        19.8     +32.0%          0.0           19.8        +32.0%
Elimination of Intercompany Sales      -10.4        -8.9     -14.4%          0.0           -8.9        -14.4%
                                  ----------------------------------------------------------------------------
Consolidated net sales                 274.1       273.4      -0.3%         13.4          286.8         +4.6%
                                  ----------------------------------------------------------------------------



Consolidated net sales

The Group's consolidated net sales of EUR 273.4 m for the first six months of 2003 were broken down as follows: eyewear sales of EUR 140.1 m, lens sales of EUR 71.7 m, contact lens sales of EUR 36.8 m, and other sales and revenues of EUR 24.8 m, as compared with sales of EUR 137.2 m, EUR 72.8 m, EUR 37.4 m and EUR 26.7 m, respectively, for the first six months of last year.

Foreign currency translation differences had a negative effect on consolidated net sales, particularly with regard to the translation into Euro of sales made in Pounds Sterling, Japanese Yen and Hong Kong Dollar, as the average exchange rates for these currencies during the first six months of 2003 were less favourable to the Group than those during the same period last year. When calculated on a constant exchange rate basis, De Rigo's consolidated net sales for the period increased by 4.6%.

Analysing consolidated net sales by geographic area, net sales in Europe decreased by 2.9% to EUR 240.8 m, primarily as a result of the appreciation of the Euro against the Pound Sterling. Net sales in the Americas increased by 14.5% to EUR 7.9 m, primarily due to higher unit sales through EID. Net sales in the Rest of the World increased by 28.6% to EUR 24.7 m, primarily as a result of increased unit sales in the Far East region, notwithstanding the unfavourable trend in Japanese Yen and Hong Kong Dollar exchange rates and the reduction in local demand due to the SARS crisis.

The overall consolidated net sales results reflected the contribution of the Group's three principal business segments:


------------------------
(3) In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for the first six months of 2003 on the basis of the same exchange rates used to calculate sales for the first six months of 2002. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on a consistent basis.
The De Rigo Group's method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.



Wholesale & manufacturing

Wholesale & manufacturing sales amounted to EUR 79.9 m, a decrease of 5.1% as compared with EUR 84.2 m posted in the same period last year. When calculated on a constant exchange rate basis, the business segment's sales decreased by 3.3%

The decrease in wholesale & manufacturing sales was primarily due to a decline in unit sales in certain European markets, primarily in Italy and France, as well as to a decline of approximately 65% in the division's sales to EID. In connection with the sale of its interest in EID, De Rigo entered into an agreement with EID which provides that the wholesale & manufacturing business segment will continue to produce certain lines of Prada eyewear for EID for a limited period of time. Management expects that the annual level of sales to be made by the wholesale & manufacturing division to EID under this agreement will be substantially similar to the reduced amount of sales to EID recorded in the first half of 2003.

Softer sales in certain European markets and to EID were partially offset by strong growth in the Rest of the World area, in which the division posted a 30.2% increase in sales. The increase was driven by very good results in the Far East region that were primarily attributable to higher sales of the Group's luxury/designer brands, although the Group's sales in Hong Kong were negatively affected by the general decline in demand due to the SARS crisis.

The Group is now marketing a new collection of sunglasses under its Sting brand, for which Michael Schumacher, the Ferrari driver and five-time Formula One world champion, will be the spokesman.

Retail

Sales through the retail companies amounted to EUR 182.6 m, a decrease of 1.5% as compared with sales of EUR 185.3 m in the same period last year.

Sales of Dollond & Aitchison ("D&A"), the Group's British retail chain, grew by 5.2% in Pound Sterling terms, while same store sales per working day increased by 5.5%. In Euro terms, D&A's sales totalled EUR 116.5 m, a decrease of 4.6%, as compared with sales of EUR 122.1 m posted in the same period last year, reflecting the decline in the value of the Pound Sterling against the Euro. Management believes that the excellent increase in sales in Pound Sterling terms, which was achieved in a very difficult market marked by a decline in overall demand, was primarily attributable to D&A's aggressive marketing activity and substantial improvements in level of service provided by the lens plants sold to BBGR, following completion of their restructuring process. At June 30, 2003, D&A operated a network of 232 owned shops and 145 franchised shops.

General Optica ("GO"), the Group's Spanish retail chain, reported sales of EUR
66.1 m, an increase of 4.6% as compared to sales of EUR 63.2 m in the same period last year. The 4.6% increase was particularly notable, as it was achieved on top of a 14.7% sales increase posted in the first half of 2002. Same store sales per working day increased by 3.2%, on top of a 11.4% increase recorded in the first six months of 2002. Management believes that GO has continued to gain market share in an essentially flat Spanish market and expects that this trend will continue throughout the year as GO continues to implement its expansion plan. At June 30, 2003, GO operated a network of 141 owned shops and 11 franchised shops, having opened 1 owned shop and 6 franchised shops during the first six months of 2003.

EID

Sales at EID amounted to EUR 19.8 m, an increase of 32.0% from the EUR 15.0 m posted in the first six months of 2002. As a result of its sale of the controlling interest in EID in late July, the Group does not expect its consolidated results to include any material portion of EID's results after the end of the first half of 2003.


                                      *****

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla and Onyx and its own brands Police, Sting and Lozza.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: July 31, 2003                       DE RIGO S.p.A.


                                                   By: /s/ Ennio De Rigo
                                                       -----------------
                                                       Ennio De Rigo
                                                       Chairman of the
                                                       Board of Directors